April 19, 2011

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Rock-Tenn Company
Amendment No. 1 to Registration Statement on Form S-4
Filed March 31, 2011
File No. 333-172432

Dear Mr. Reynolds:

On behalf of our client, Rock-Tenn Company (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above captioned Preliminary Joint Proxy Statement/Prospectus on Form S-4 filed by the Company on February 25, 2011, as amended on March 31, 2011 (the “Joint Proxy Statement/Prospectus”). The Company has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Company’s Form S-4 Registration Statement (File No. 333-172432), which includes an amended Preliminary Joint Proxy Statement/Prospectus (the “Amended Preliminary Joint Proxy Statement/Prospectus”) that reflects these revisions and generally updates the information contained therein.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 28

1.	We partially reissue comment nine of our letter dated March 24, 2011. Please provide information on the current status of the PBGC’s review of the information you have provided them, as referenced in the first paragraph of page 33. To the extent such information is unavailable to you, please revise this risk factor to clarify the uncertainty of the timing of the PBGC’s possible actions.

Response: The Company respectfully advises the Staff that on April 7, 2011, the Company received a letter from the Pension Benefit Guaranty Corporation (PBGC) in which the PBGC stated that based upon the information previously provided by the Company to the PBGC, the PBGC will take no action at this time with respect to the Company’s defined benefit pension plans and the Smurfit-Stone defined benefit pension plans that are to be transferred to the Company. The Company has removed the risk factor on page 33 of the Amended Preliminary Joint Proxy Statement/Prospectus.

The Merger, page 39

2.	We reissue comment 17 of our letter dated March 24, 2011. Please advise us of which particular meetings you are referring to in the fourth bullet point on page 53 or revise your disclosure under The Merger to clearly disclose which meetings involved discussions between Wells Fargo Securities and Smurfit-Stone’s senior management.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Preliminary Joint Proxy Statement/Prospectus.

3.	We note your response to comment 19 of our letter dated March 24, 2011. You indicate that Smurfit-Stone had negotiated with several companies, “including, in some cases, entering into confidentiality agreements and substantive discussions with, and providing non-public due diligence materials to, such parties.” Although you also state that none of these third parties was willing to proceed with a transaction, it is unclear if there were any deal terms discussed and, if so, why Smurfit-Stone would not consider those as “other alternative[s],” in addition to the proposal received from Party A. Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Preliminary Joint Proxy Statement/Prospectus to state that the preliminary discussions with third parties that occurred prior to and during Smurfit-Stone’s bankruptcy proceedings did not involve negotiation of specific deal terms and did not yield any specific proposals. We respectfully advise the Staff that, as disclosed on page 39 of the Amended Preliminary Joint Proxy Statement/Prospectus, none of the third parties with which Smurfit-Stone had explored the possibility of a transaction during the period prior to and during Smurfit-Stone’s bankruptcy proceedings were willing to proceed with a transaction. Given the failure of any of these preliminary discussions to result in a proposal and the determination by these third parties that they were not willing to proceed with a transaction with Smurfit-Stone, the Smurfit-Stone special committee and the Smurfit-Stone board of directors did not believe these preliminary discussions were reasonably available alternatives to the merger agreement and the transactions contemplated thereby.

The only third parties with which Smurfit-Stone discussed the possibility of a transaction during the period subsequent to Smurfit-Stone’s emergence from bankruptcy are Party A and the Company. With respect to Party A’s proposal, we respectfully advise the Staff that, as disclosed on page 41 of the Amended Preliminary Joint Proxy Statement/Prospectus, on December 17, 2010, Party A contacted Mr. Hake to indicate it was unable to justify a price significantly in excess of $29 per share of Smurfit-Stone common stock, and on December 21, 2010, Party A’s financial advisor informed a representative from Lazard that Party A had determined not to continue to pursue a transaction with Smurfit-Stone. Given Party A’s determination that it could not justify a more favorable valuation of Smurfit-Stone common stock and that it was not interested in continuing to pursue a transaction with Smurfit-Stone, the Smurfit-Stone special committee and the Smurfit-Stone board of directors did not believe this alternative was either more favorable to Smurfit-Stone stockholders or a reasonably available alternative to the merger agreement and the transactions contemplated thereby.

Opinion of Financial Advisor to the RockTenn Board of Directors, page 52

4.	We reissue comment 20 of our letter dated March 24, 2011. We note your revised disclosure in the first paragraph of page 55. It is unclear to us if and how Wells Fargo Securities’ came to a fairness conclusion without considering whether the results of the individual analyses described in this section contributed to such ultimate conclusion positively, negatively or neutrally.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 through 62 of the Amended Preliminary Joint Proxy Statement/Prospectus.

5.	Please revise the second paragraph on page 52 to disclose when RockTenn engaged Wells Fargo as its financial advisor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amended Preliminary Joint Proxy Statement/Prospectus.

6.	We note your revisions in the second sentence of the penultimate paragraph of page 58 and the third paragraph of page 60, both in response to comment 22 of our letter dated March 24, 2011. Please provide additional disclosure on why Wells Fargo chose the multiples 5.0x-6.0x rather than the full range of EV/2011 EBITDA multiples derived from the comparable public companies analyses described. For example, it is unclear why the selected multiple was the same in both analyses despite being derived from different ranges of EV/2011 EBITDA multiples.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 62 of the Amended Preliminary Joint Proxy Statement/Prospectus.

7.	We note your revised disclosure in the penultimate paragraph of page 58, which now attributes the discount rates used to a calculation of the weighted average cost of capital of the companies contained in the comparable public companies analysis, rather than that of Smurfit-Stone alone. Please provide additional disclosure on the reasoning behind this approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 62 of the Amended Preliminary Joint Proxy Statement/Prospectus.

8.	We note your revised disclosure in the first paragraph under Selected Transactions Analysis on page 56 in response to comment 24 of our letter dated March 24, 2011. Please provide additional detail on how you determined the transactions to include in this analysis. For example, we note that you have not included several transactions seemingly involving paper and packaging companies announced since February 2000. In this regard also disclose any transactions that met your selection criteria that were excluded and the reasons for their exclusion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Preliminary Joint Proxy Statement/Prospectus.

9.	We reissue comment 28 of our letter dated March 24, 2011. Your supplemental response does not appear to address the portion of our comment concerning the referenced lists’

indication that RockTenn and Smurfit-Stone are comparable companies. Furthermore, please revise your disclosure to include the information provided in your supplemental response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Preliminary Joint Proxy Statement/Prospectus.

Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, page 61

10.	We partially reissue comments 22 and 35 of our letter dated March 24, 2011. Please provide more detailed disclosure on how Lazard determined the multiples or ranges of multiples it would use. In particular, when the chosen multiple range differs from the range from which it was derived, please describe the reasons for this difference.

Response: The Company respectfully submits that the selection of multiples used in the analysis described in the Section “Opinion of the Financial Advisor to the Smurfit-Stone Board of Directors” is not a mechanical process, but rather one that is based on the exercise of professional judgment. In response to the Staff’s comment, the Company has made further disclosures on pages 67, 68, 69, 70, 72 and 73 as to certain additional considerations taken into account by Lazard in exercising its professional judgment.

11.	Without limiting the scope of our comment above, we note Lazard’s use of 2010 EBITDA trading multiples for selected comparable companies in the first paragraph of page 65 and the last paragraph of page 69. Please clarify why 2010 trading multiples were used rather than 2011, which appear to be the focus of the comparable companies analyses. Furthermore, clarify why the range of multiples actually selected differs from the range of 2010 EBITDA trading multiples in both cases and why the different medians for these different 2010 EBITDA trading multiple ranges do not seem to affect the range of terminal value multiples selected.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 72 of the Amended Preliminary Joint Proxy Statement/Prospectus.

12.	We reissue comment 32 of our letter dated March 24, 2011. We note your disclosure on page 44 that “Lazard provided a financial analysis of each of the two companies, and a valuation analysis of Smurfit-Stone.” Please reconcile this statement with your statement in the last paragraph of page 62 that “Lazard did not conduct any independent valuation or appraisal concerning the fair value of Smurfit-Stone or RockTenn.”

Response: In response to the Staff’s comment, the Company has modified the disclosure on page 45 of the Amended Preliminary Joint Proxy Statement/Prospectus to clarify that Lazard did not conduct a valuation or appraisal of fair value.

13.	We partially reissue comment 37 of our letter dated March 24, 2011. Please also revise to clarify the period of time associated with the per share target prices. For example, if the targets utilized were yearly targets, please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 74 of the Amended Preliminary Joint Proxy Statement/Prospectus.

14.	We reissue comment 38 of our letter dated March 24, 2011. Please provide a list of the transactions used in Lazard’s premiums paid analysis. You may incorporate such list through a cross-reference to an attachment that would be delivered as part of the joint proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 to include a new Annex E to the Amended Preliminary Joint Proxy Statement/Prospectus.

15.	We note your response to comments two and 45 of our letter dated March 24, 2011 and the revised disclosure on page 86 regarding instances when “proxies would be resolicited.” Please advise us if shareholders would be resolicited in the event an adjustment is required as described in the first risk factor on page 29. Also, with respect to the reference on page 86 to “a material and adverse change,” advise us of what you mean by a material change that would not be adverse, and explain who would make the determination and what factors would be considered in making it.

Response: The Company has revised the disclosure on page 88 to provide that proxies would be resolicited in the event of a material change in the terms of the transactions contemplated by the Joint Proxy Statement/Prospectus relating to regulatory matters. The Company respectfully advises the Staff that early termination of the specified waiting period under the HSR Act was granted on February 4, 2011, that other relevant foreign competition approvals have been obtained, and no other United States anti-trust or foreign competition regulatory approvals are required under the terms of the merger agreement to consummate the merger. In addition, the Company expects that the merger will be consummated as promptly as practicable following the Company’s shareholder meeting and the Smurfit-Stone stockholder meeting, provided that the requisite approvals are obtained at such meetings. However, consistent with the Company’s revised disclosure, proxies would be resolicited if unexpected events gave rise to material changes in the information available to RockTenn shareholders or Smurfit-Stone stockholders regarding their investment decision in connection with the merger. Information is material if there is a substantial likelihood that a reasonable securityholder would consider it important in making an investment decision. TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976); see also Basic v. Levinson, 485 U.S. 224, 231 (1988); Release 34-52056 (July 19, 2005) (citing with approval TSC Industries). As such, there must be a substantial likelihood that a particular fact “would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC, 426 U.S. at 449. Should the Company and Smurfit-Stone receive any regulatory objections to the merger and determine to accept additional terms or conditions from regulatory authorities relating to divestitures or other transactions, the boards of directors of the Company and Smurfit-Stone would analyze the terms, conditions and impacts associated therewith and, in consultation with their respective advisors, determine the materiality of the relevant transactions based upon the foregoing and the particular facts and circumstances relating thereto.

In addition, the Company respectfully advises the Staff that proxies would not be resolicited in the event there is an adjustment to the merger consideration as disclosed in the first risk factor on page 29. The adjustment mechanism was agreed to by the parties to facilitate compliance with the “continuity of interest” requirement for tax-free reorganizations under the Internal Revenue Code of 1986. The Company believes that the disclosure relating to the adjustment fully describes the terms, conditions and circumstances in which the adjustment mechanism is relevant, together with the risks associated therewith, and provides a sufficient basis upon which investors may make an investment decision regarding the transactions contemplated by the Joint Proxy Statement/Prospectus.

Description of Capital Stock of RockTenn, page 137

Authorized Capital Stock, page 137

16.	We note that the description of your authorized capital stock in this section does not discuss the Class B Common Stock apparently authorized in your articles of incorporation, as amended on February 10, 1994 and February 2, 1995. Please revise or advise.

Response: The Company supplementally advises the Staff that, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Company’s Class B common stock, par value $0.01 per share, which included disproportionate voting rights, was eliminated. The elimination of the Company’s Class B Common Stock occurred during 2002 as a result of various executive officers and members of the Company’s board of directors converting their shares of Class B common stock into shares of Class A common stock pursuant to the Company’s Restated and Amended Articles of Incorporation. Because the shares of Class B common stock outstanding following such conversion represented less than 15% of the total outstanding shares of the Company’s common stock, pursuant to the Restated and Amended Articles of Incorporation, the remaining shares of Class B Common were subject to automatic conversion into shares of Class A common stock. Accordingly, all shares of Class B common stock were eliminated during 2002. Article II(a) of the Restated and Amended Articles of Incorporation, as amended, does not authorize any further issuance of shares of Class B common stock.

Exhibits

17.	You do not appear to have filed or incorporated by reference the amendment to your articles of incorporation effective February 10, 1994. Please revise or advise.

Response: In response to the Staff’s comment, the Company has filed the amendment to the Company’s articles of incorporation effective February 10, 1994 as Exhibit 3.2 to the Amended Preliminary Joint Proxy Statement/Prospectus.

Smurfit-Stone’s Form 10-K/A Filed March 29, 2011

18.	Please amend the Form 10-K to provide all of the signatures required by General Instruction D of Form 10-K.

Response: Smurfit-Stone has separately responded to this comment by letter dated April 18, 2011.

19.	In the amended Form 10-K please provide new Section 302 and 906 certifications.

Response: Smurfit-Stone has separately responded to this comment by letter dated April 18, 2011.

Should you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 556-2240.

Sincerely,

/s/ E. William Bates, II

cc:	Angela Halac - U.S. Securities and Exchange Commission
Jamie Kessel - U.S. Securities and Exchange Commission
James Lopez - U.S. Securities and Exchange Commission
Shehzad Nazi - U.S. Securities and Exchange Commission
Robert B. McIntosh - Rock-Tenn Company
C. Spencer Johnson, III - King & Spalding
James Cole, Jr. - Wachtell, Lipton, Rosen & Katz
Angola Russell - Wachtell, Lipton, Rosen & Katz